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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019
Commission File Number: 001-37750

YINTECH INVESTMENT HOLDINGS LIMITED

12th Floor, Block B, Zhenhua Enterprise Plaza
No. 3261 Dongfang Road, Pudong District
Shanghai, 200125
People's Republic of China
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YINTECH INVESTMENT HOLDINGS LIMITED
Date: April 18, 2019
	By:	/s/ WENBIN CHEN
	Name:	Wenbin Chen
	Title:	Chief Executive Officer

2

 Exhibit Index

Exhibit 99.1—Press Release

3

 Exhibit 99.1

Yintech Announces Strategic Organizational and Management Changes

        SHANGHAI, April 18, 2019 /PRNewswire/—Yintech Investment Holdings Limited (NASDAQ: YIN) ("Yintech" or the "Company"), a leading provider of investment and trading services for individual customers in China, today announced the regrouping and streamlining of its Business Unit ("BU") as part of the Company's ongoing plan to improve business performance.

        As a part of the strategic reorganization:

        Mr. Xinzhou Tang, currently Company General Manager of Ronghui BU has been promoted to the Vice President of the Company and General Manger of the newly established YinRui BU which combines Yin Ruyi BU and Jindou BU after business reshuffles. In his new role, Mr. Tang will shoulder increasing responsibilities, primarily leading the Company's futures commodities and the BU's securities advisory businesses. Mr. Tang joined the Company in 2013 and he has over 15 years' experiences in financial sector and has held various key management positions in different renowned financial and investment companies.

        Mr. Qi Feng resigned his positions as Vice President and General Manager of the combined Jindou BU. And Mr. Gang Xu resigned his position as Vice President and General Manager of Daxiang BU, the operations of whose BU were taken over by Mr. Pingsen Chen, the Vice President of the Company. In addition, Mr. Zhigang Zhao, Vice President of Technology was leaving for pursuing new career opportunities and his role is assumed by other senior executives of the Company. Additional organizational changes are also being made across the Company reflecting Yintech's commitment to long-term profitable growth while creating a more efficient, nimble and streamlined team structure.

        "We are streamlining our teams as we evolve our business and processes in light of new demands and in the face of new competition environment of the evolving financial service industry. These changes will serve to support the Company's current growth strategies of strengthening our core competencies, driving improving productivity and accelerating our growth pace. We believe this new organization and leadership team will help us to operate more effectively and efficiently to continue momentum behind our growth strategies," said Mr. Wenbin Chen, Chairman and Chief Executive Officer of Yintech. "It will also drive technical, commercial, financial and organizational synergies to improve our financial results in 2019."

Safe Harbor Statement

        All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company's ability to effectively acquire and retain its customers; the Company's diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company's ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company's relatively short operating history; the price of the Company's ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption "Risk Factors" and elsewhere in the Company's Securities and Exchange Commission filings and reports, including in the Company's annual report on Form 20-F for the year ended December 31, 2017. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the

Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company's expectations.

About Yintech

        Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on providing gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

For investor and media inquiries, please contact:

Yvonne Young
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn

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SIGNATURE
Exhibit Index
  Exhibit 99.1
Yintech Announces Strategic Organizational and Management Changes